UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2011

Compugen Ltd.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

EXPLANATORY NOTE

Compugen Ltd. (“Compugen” or the “Registrant”) is furnishing on this Form 6-K the following document:

Press Release, dated as of December 20, 2011, attached as Exhibit 1 hereto.

The information set forth above, including the Exhibit attached hereto, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

The Registrant is also furnishing on this Form 6-K the following information, which is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (Registration No. 333-171655), as may be amended and supplemented from time to time:

On December 20, 2011, the Registrant entered into a funding agreement (the “Agreement”) with Baize Investments (Israel) Ltd. (“Baize”), an existing investor, pursuant to which Baize agreed to invest $8,000,000 (the “Investment Amount”) in Compugen in connection with certain research funding in exchange for a financial interest (the “Participation Interest”) in certain therapeutic monoclonal antibody (“mAb”) product candidates that achieve specific milestones or have been licensed out, during a period of 3 years, as further described below (the “Compugen Goldman Program”).  The Investment Amount is to be paid in three installments: $2,000,000 within 5 business days of the effective date of the Agreement, $3,000,000 on or before June 30, 2012 and $3,000,000 on or before September 30, 2012.  In the event such payments are not made, pursuant to the Agreement, Compugen has the right to exchange the Participation Interest for Compugen Ordinary Shares equivalent to the amount invested, to such point at the price of $6 per share and all such future financial interests will be terminated.

As part of the Compugen Goldman Program, the mAb product candidates are to be developed against 12 specified Compugen-discovered targets in the field of oncology.

Baize shall be entitled to receive the Participation Interest if such mAb product candidate either achieves a successful animal disease model during the next three years, and/or is licensed out to third parties for further development and commercialization prior to such time.  In each such case, the Participation Interest will consist of the right to receive from Compugen a percentage of certain future payments received by Compugen from third parties from any out-licensing for further development and/or commercialization. The percentage for each such qualifying mAb product candidate will be calculated on the date of out-licensing in accordance with a sliding scale, which takes into account the total Baize research funding spent for the development of therapeutic mAbs against the specified 12 Compugen targets to such date, relative to the total amount spent by both Baize and Compugen on such mAbs, provided that Baize will be entitled to no less than ten percent of such future payments related to any qualifying mAb product candidates. Notwithstanding anything in the Agreement, Baize has the right, during the first quarter of 2014, to waive its rights to the Participation Interest in exchange for 1,455,000 Compugen ordinary shares.

The Agreement will be furnished on a Form 6-K in a future filing with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUGEN LTD. (Registrant)

By:	/s/ Tami Fishman Jutkowitz
Name: Tami Fishman Jutkowitz
Title: General Counsel

Date: December 20, 2011